April 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Oglethorpe Power Corporation - Registration Statement on Form S-4 (No. 333-230665)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Oglethorpe Power Corporation (An Electric Membership Corporation) (the “Company”) hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated. The Company desires the Registration Statement to become effective on Wednesday, April 10, 2019, at 4:30 p.m. Eastern time, or as soon as possible thereafter.

In connection with this request for acceleration, the Company acknowledges that:

•                                          Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OGLETHORPE POWER CORPORATION

By:	/s/ Elizabeth B. Higgins
Name:	Elizabeth B. Higgins
Title:	Executive Vice President and Chief Financial Officer